Laboratory Corporation of America-Registered Trademark-Holdings
358 South Main Street
Burlington, NC   27215
Telephone:  336-584-5171


FOR IMMEDIATE RELEASE
---------------------

Contact:  336-436-4855                  Shareholder Direct: 800-LAB-0401
          Pamela Sherry                                     www.labcorp.com



 LABORATORY CORPORATION OF AMERICA-REGISTERED TRADEMARK- COMPLETES
            ACQUISITION OF BIO-DIAGNOSTICS LABORATORIES

Burlington, NC, April 19, 2000 - Laboratory Corporation of America-Registered Trademark- Holdings (LabCorp-Registered Trademark-) (NYSE: LH) today announced that it has completed the acquisition of certain clinical testing assets of Bio-Diagnostics Laboratories (BDL). Based in Torrance, California, BDL is the largest provider of clinical laboratory testing services in the South Bay area of Los Angeles County. BDL had annual clinical revenues in 1999 of approximately $12 million. Terms of the agreement were not disclosed.

"The combination of LabCorp and BDL will allow us to greatly enhance our laboratory services in the South Bay area of Los Angeles as well as expand our presence into northern Orange County, Long Beach, and Santa Monica," said Richard L. Novak, executive vice president and chief operating officer of LabCorp. "This is LabCorp's second acquisition in Southern California this year, and further strengthens our market position in that region. BDL adds 12 patient service centers to our infrastructure in greater Los Angeles, giving area physicians and hospitals greater access to LabCorp's leading-edge specialty tests and national information network."

 Laboratory Corporation of America-Registered Trademark- Holdings (LabCorp-Registered Trademark-) is a national clinical laboratory with annual revenues of $1.7 billion in 1999. With 18,000 employees and over 100,000 clients nationwide, the company offers more than 2,000 clinical tests ranging from simple blood analyses to sophisticated molecular diagnostics. LabCorp leverages its expertise in innovative clinical testing technology with three Centers of Excellence. The Center for Molecular Biology and Pathology, in Research Triangle Park (RTP), North Carolina, develops applications for polymerase chain reaction (PCR) technology. Its Center for Occupational Testing in RTP is the world's largest substance abuse testing facility, and the Center for Esoteric Testing in Burlington, North Carolina, performs the largest volume of specialty testing in the network. LabCorp's clients include physicians, state and federal government, managed care organizations, hospitals, clinics, pharmaceutical and Fortune 1000 companies, and other clinical laboratories.

Each of the above forward-looking statements is subject to change based on various important factors, including without limitation, competitive actions in the marketplace and adverse actions of governmental and other third-party payors. Further information on potential factors that could affect LabCorp's financial results is included in the Company's Form 10-K for the year ended December 31, 1999 and subsequent SEC filings.

                                ###
_______________________________